Exhibit 99.1

FangDD Announces Board and Committee Changes

SHENZHEN, China, June 12, 2024 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”), a customer-oriented property technology company in China, today announced that the Company’s board of directors (the “Board”) has appointed Mr. Jun Luo as (i) a director of the Company, (ii) the chairman of the Nominating and Corporate Governance Committee, (iii) a member of the Compensation Committee, and (iv) a member of the Audit Committee, to succeed Mr. Zhen Xie, who has resigned from these positions for personal reasons. These Board and committee changes became effective as of June 10, 2024.

Mr. Jun Luo has extensive experience in operational planning and investment management. Mr. Luo is currently the co-vice chairman of the board of directors and the chief executive officer of Kaisa Health Group Holdings Ltd. (HKEX: 0876), a company principally engaged in the manufacture and sale of dental prosthetics. From May 2018 to October 2023, Mr. Luo served as a director of Pacific Shuanglin Bio-pharmacy Co., Ltd. (SZ: 000403), which engages in research, development, production, and sales of blood products in China. Mr. Luo obtained his bachelor’s degree in management from Nanjing University of Finance & Economics in 2003 and a master’s degree in business administration from Tongji University.

The Board has determined that Mr. Jun Luo satisfies the independence requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

“On behalf of the Board, I would like to express our sincere gratitude to Mr. Xie for his dedication and contributions to FangDD. We wish him continued success in his future pursuits,” said Mr. Xi Zeng, the Chairman of the Board and the Chief Executive Officer of FangDD. “It is also my pleasure to welcome Mr. Jun Luo to the Board. We are confident that Mr. Luo ’s extensive skills and profound knowledge of business operations will provide substantial value to the Board and improve FangDD’s overall governance and management.”

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com